**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**


**FORM 6-K**


**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**


Report on Form 6-K dated June 11, 2020


Commission File Number 1-14846


<u>AngloGold Ashanti Limited</u>
(Name of registrant)


76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    **Form 20-F <u>X</u>**                    Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes __                    **No <u>X</u>**


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes __                    **No <u>X</u>**


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes __                    **No <u>X</u>**


Enclosure: Press release:  **ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE**
**76th ANNUAL GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**RESULTS OF THE 76th ANNUAL GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Wednesday, 10 June 2020 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the 2019 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2019, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 330,483,981 ordinary shares ("Shares") representing 79% of AngloGold Ashanti's issued Share capital as at Friday, 5 June 2020, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of directors

|  | Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|---|
| Directors | For (%) | Against (%) | Number | %[1] | %[1] |
| 1.1   Mr SM Pityana | 97.57 | 2.43 | 329,063,246 | 79.01 | 0.34 |
| 1.2   Mr AH Garner | 99.97 | 0.03 | 329,214,613 | 79.04 | 0.30 |
| 1.3   Mr R Gasant | 99.14 | 0.86 | 329,215,148 | 79.04 | 0.30 |

2. **Ordinary resolution 2 –** Election of directors

|  | Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|---|
| Directors | For (%) | Against (%) | Number | %[1] | %[1] |
| 2.1   Ms MDC Ramos | 99.39 | 0.61 | 329,214,943 | 79.04 | 0.30 |
| 2.2   Ms NVB Magubane | 99.27 | 0.73 | 329,214,812 | 79.04 | 0.30 |

3. **Ordinary resolution 3 –** Appointment of Audit and Risk Committee members

| Directors | For (%) | Against (%) | Number | %[1] | %[1] |
|---|---|---|---|---|---|
| | | Total Shares voted | | | Shares abstained |
| 3.1    Mr R Gasant | 87.36 | 12.64 | 329,213,316 | 79.04 | 0.31 |
| 3.2    Ms MDC Richter | 88.97 | 11.03 | 329,856,021 | 79.20 | 0.15 |
| 3.3    Mr AM Ferguson | 88.82 | 11.18 | 329,213,034 | 79.04 | 0.31 |
| 3.4    Mr JE Tilk | 88.34 | 11.66 | 328,310,019 | 78.83 | 0.52 |

4. **Ordinary resolution 4 -** Reappointment of Ernst & Young Inc. as auditors of the Company

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 82.74 | 17.26 | 328,182,548 | 78.80 | 0.55 |

5. **Ordinary resolution 5 -** General authority to directors to allot and issue ordinary shares

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 95.23 | 4.77 | 329,201,497 | 79.04 | 0.31 |

6. **Ordinary resolution 6 –** Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

| | For (%) | Against (%) | Number | %[1] | %[1] |
|---|---|---|---|---|---|
| | | Total Shares voted | | | Shares abstained |
| 6.1    Remuneration Policy | 88.04 | 11.96 | 329,033,168 | 79.00 | 0.35 |
| 6.2    Implementation Report | 87.52 | 12.48 | 329,017,651 | 79.00 | 0.35 |

7. **Special resolution 1 -** Non-executive director fees

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.75 | 0.25 | 329,021,629 | 79.00 | 0.35 |

8. **Special resolution 2 -** General authority to acquire the Company's own Shares

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.39 | 0.61 | 329,014,259 | 79.00 | 0.35 |

9. **Special resolution 3 -** General authority to directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 96.24 | 3.76 | 329,036,752 | 79.00 | 0.35 |

10. **Special resolution 4 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 98.66 | 1.34 | 329,015,251 | 79.00 | 0.35 |

11. **Special resolution 5 –** Approval of the MOI amendment

| Total Shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.51 | 0.49 | 328,993,896 | 78.99 | 0.36 |

12. **Ordinary resolution 7 -** Directors' authority to implement special and ordinary resolutions

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.96 | 0.04 | 329,004,014 | 78.99 | 0.36 |

[1] Expressed as a percentage of 416,495,627 AngloGold Ashanti Shares in issue as at Friday, 5 June 2020, being the Voting Record Date.


**ENDS**

Johannesburg
11 June 2020

JSE Sponsor: The Standard Bank of South Africa Limited


<u>**CONTACTS**</u>

<u>**Media**</u>
**Chris Nthite**          +27 11 637 6388/+27 83 301 2481          cnthite@anglogoldashanti.com
**General inquiries**                                                          media@anglogoldashanti.com

<u>**Investors**</u>
**Sabrina Brockman**     +1 646 880 4526/ +1 646 379 2555          sbrockman@anglogoldashanti.com
**Yatish Chowthee**      +27 11 637 6273 / +27 78 364 2080          yrchowthee@anglogoldashanti.com
**Fundisa Mgidi**        +27 11 6376763 / +27 82 821 5322          fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date: June 11, 2020

| | |
|---|---|
| By: | /s/ M E SANZ PEREZ |
| Name: | M E Sanz Perez |
| Title: | EVP: Group Legal, Commercial & Governance |